SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

UNION DRILLING, INC.
(Name of Subject Company)

UNION DRILLING, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

90653P105
(CUSIP Number of Class of Securities)

David Goldberg
Senior Vice President, General Counsel
and Corporate Secretary
4055 International Plaza, Suite 610
Fort Worth, Texas 76109
(817) 735-8793
(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
John A. Bick
William H. Aaronson
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) by Union Drilling, Inc., a Delaware corporation (the “Company” or “Union Drilling”), on October 5, 2012. The Statement relates to the tender offer by Fastball Acquisition Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Sidewinder Drilling Inc. (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $6.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on October 5, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4.             THE SOLICITATION OR RECOMMENDATION.

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the fourth paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background” on page 8 of the Statement and replacing it in its entirety with the following paragraph:

“Over the next few months, at the direction of the Board, the Company and Bidder A held further discussions. However, the Board, in consultation with RBC, concluded that Bidder A’s offer was financially unattractive due to the low premium Bidder A was offering in the proposed stock-for-stock merger and the fact that, at the time, Bidder A’s stock was trading at a significant premium to its peers and was viewed as overvalued, whereas the Company’s stock was trading at a significant discount to its peers and was viewed as undervalued. In addition, Bidder A and the Company were unable to agree on various other issues, including the organizational structure of the combined entity.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following sentences after the third sentence of the sixth paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background” on page 8 of the Statement and by making the fourth sentence of the six paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background” on page 8 of the Statement a new paragraph following the inserted language:

“During the period from August 24, 2010 to October 15, 2010, there were ongoing discussions and negotiations between Bidder A and the Company regarding the potential terms of the proposed transaction, and the parties periodically updated their due diligence and analyses. Company management and RBC regularly updated Board members on the status of these discussions and negotiations.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the seventh paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background” on page 8 of the Statement and replacing it in its entirety with the following paragraph:

“From mid-October to November 2010, the Company and Bidder A, along with their respective advisors, continued to discuss Bidder A’s proposal.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following sentence after the first sentence of the twelfth paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background” on page 9 of the Statement:

“At the time, the Company and Bidder A believed that there was no acceptable way to structure the transaction so that the combined entity would be able to meet its financial obligations.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the fifteenth paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background” on page 9 of the Statement and replacing it in its entirety with the following paragraphs:

“Over the course of 2011 and the first quarter of 2012, at the Board’s direction, the Company and RBC contacted or received inbound inquiries from 16 parties to discuss their potential interest in a business combination with or acquisition of the Company. Of these 16 parties, 12 were potential strategic acquirors and four were potential financial acquirors.  Of these 16 parties, two were the result of inbound inquiries.  In identifying potential parties to contact to gauge potential interest in a business combination with or acquisition of the Company, the Company, in consultation with RBC, identified parties which likely had interest in, and financial and operational capacity for, a transaction in the oil and gas services industry (and specifically in the contract drilling sector), which potentially could realize synergies through a transaction with the Company, and/or which had experience and knowledge in the oil and gas services industry. These entities included the entities described herein as Bidder A, “Bidder B,” “Bidder C,” “Bidder D,” “Bidder E” and “Bidder F” all of which had operations and/or experience in the oilfield services industry.

A total of five entities (Bidders A, B, E and F and Avista Capital Holdings, LP (“Avista Capital Holdings,” and together with its affiliates, “Avista”), parent company of Sidewinder Drilling Inc. (“Parent”) entered into non-disclosure agreements with the Company and received non-public information regarding the Company. The non-disclosure agreements between the Company and each of Bidders A, E and F contained customary standstill provisions. The non-disclosure agreement between the Company and each of Bidder B and Avista did not contain standstill provisions.

The Board directed RBC to reach out to various parties to gauge their potential interest in a business combination with or acquisition of the Company because the Board believed that the Shares were not fully valued in the public trading markets and that the Company faced substantial challenges as a standalone company. The Board’s views concerning valuation were informed by, among other things, the uncertainty in the global economy, continuing low natural gas prices, softening oil prices, customer pressure on dayrates and other recent industry-wide challenges, and because of the underperformance of the Company as compared to its competitors due to, among other factors, the Company’s lack of scale as compared to its competitors and the resulting impact that had on the Company’s margins, the increase in natural gas production and the resulting decrease in natural gas prices and increase in competition and the Company’s low rate of return on capital as compared to its competitors.

On June 14, 2011, representatives of the Company met with representatives of Bidder F at Bidder F’s offices and shared with Bidder F certain non-public information regarding the Company.  Bidder F did not submit an indication of interest, and, on June 30, 2011, informed RBC that it had decided not to pursue a potential business combination transaction with the Company because Bidder F believed that the Company’s operations were not a strategic fit with its operations.

In the summer of 2011, Bidder B visited with members of Company management in Fort Worth to participate in high-level discussions and to be introduced to the Company’s operations.  Bidder B also entered into a non-disclosure agreement with the Company at that time, which did not contain a standstill provision.  At that time, there were no negotiations with Bidder B regarding specific terms of a potential transaction and Bidder B did not submit an indication of interest or proposal for a transaction with the Company.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the eighteenth paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the

Recommendation—Background” on page 9 of the Statement and replacing it in its entirety with the following paragraph:

“In the Spring of 2012, Mr. Steven Webster of Avista contacted representatives of UDC LLC, the Company’s largest stockholder, to inquire about a potential transaction involving the Company. Mr. Webster is the beneficial owner of 556,728 Shares, which represents approximately 2.6% of the outstanding Shares.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following sentence to the end of the nineteenth paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background” beginning on page 9 of the Statement:

“The non-disclosure agreement between Bidder E and the Company contained a customary standstill provision.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the last sentence of the twenty-first paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background” on page 10 of the Statement and replacing it in its entirety with the following sentence:

“While the Board did not make any decision concerning a potential sale of the Company or other potential business combination involving the Company, following discussion, the Board directed RBC to contact a subset of the 16 parties that had previously been contacted, all of whom were strategic parties that were believed to be the most likely to have interest in, and the financial capacity to, acquire the Company.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the fourth sentence of the twenty-second paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background” on page 10 of the Statement and replacing it in its entirety with the following sentence:

“On May 2, 2012, the Company sent Bidder A’s financial advisor a draft non-disclosure agreement.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following sentence to the end of the twenty-third paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background” on page 10 of the Statement:

“Bidder C did not provide an indication of interest to the Company at any point.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following sentence to the end of the twenty-fifth paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background” on page 10 of the Statement:

“The change to part-cash, part-stock consideration in Bidder A’s offer was not a result of the discussions and negotiations that had occurred regarding Bidder A’s August 2010 all-stock offer.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the second sentence of the twenty-seventh paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background” on page 11 of the Statement and replacing it in its entirety with the following sentences:

“Bidder D requested updated information on the Company and later indicated to RBC that it was not interested in pursuing a transaction with the Company. The discussions between Bidder D and the Company were general in nature, and Bidder D did not submit an indication of interest to the Company at any point.  Bidder D informed the Company that it was not prepared to move forward with a transaction with the Company.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the twenty-ninth paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background” on page 11 of the Statement and replacing it in its entirety with the following paragraph:

“On May 9, 2012, RBC was informed that Bidder C had decided not to pursue a potential business combination transaction with the Company because, at the time, it did not want to expand its presence in the drilling segment of the oilfield services industry.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the third sentence of the thirty-seventh paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background” on page 12 of the Statement and replacing it in its entirety with the following sentence:

“Seeking to obtain the maximum value for shareholders, representatives of the Board instructed RBC to request that Bidder B and Avista increase their respective offers to $7.00 per Share in cash, a number that they believed might cause Bidder B or Avista to increase their respective bids without causing either party to terminate negotiations.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the fourty-ninth paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background” on page 13 of the Statement and replacing it in its entirety with the following paragraph:

“On July 3, 2012, Bidder B’s outside legal counsel sent Davis Polk a revised merger agreement draft. The draft contained, in the Company’s view, several highly unusual provisions that were not customary, including numerous provisions that made consummation of the tender offer highly conditional and jeopardized the certainty that had initially made Bidder B’s offer attractive to the Board. The revised merger agreement draft provided, among other things, that Bidder B would not have been required to consummate the tender offer if the Dow Jones Industrial Average or the NYMEX Texas Intermediate Crude Oil Price declined by any amount following entry into the proposed revised merger agreement.  The Board believed that that such a condition was unusual and raised a significant and unacceptable risk that a potential transaction would not close, which could disrupt and distract from the Company’s operations and lead to a decline in the trading prices of the Shares.  Representatives of RBC, Davis Polk and the Company held telephonic discussions with Bidder B and its representatives regarding the draft but, on July 4, 2012, Bidder B informed RBC that it was not willing to proceed with a transaction without, among other things, this condition.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the last sentence of the sixty-fifth paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background” on page 15 of the Statement and replacing it in its entirety with the following sentences:

“After consulting with Mr. O’Neill, representatives of UDC LLC, the Company and Davis Polk, RBC informed Avista that Mr. O’Neill and UDC LLC would not be willing to roll-over any of their shares in the Company. Mr. O’Neill and the representatives of UDC LLC were independent directors of the Company and did not wish to receive consideration that was different in form or amount than the Company’s public stockholders.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the second sentence of the sixty-eight paragraph set forth under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background” on page 15 of the Statement and replacing it in its entirety with the following sentences:

“Vinson & Elkins also informed Davis Polk that Avista and Parent’s potential debt financing provider, Jefferies Finance LLC (“Jefferies”), had expressed concerns that the structure of the transaction could complicate the debt financing. Jefferies was concerned that, in the event that more than 50% of the Shares but less than a sufficient number of Shares such that a short-form merger could be consummated under Delaware law after exercise of the Top-Up Option were tendered, it could be in a position where it would be required to lend to Parent when, for a period of time, only the Shares, and not the Company’s assets, would be available as collateral.  By raising the minimum tender condition to a threshold at which, after exercise of the Top-Up Option, a short-form merger could be consummated under Delaware law immediately after the consummation of the tender offer, Jefferies would only be required to lend to Parent when the merger would be consummated and the Company’s assets would be available as collateral.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding to the end of the fifth paragraph set forth under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Financial Analyses—Analysis of Comparable Companies” on page 26 of the Statement the following sentence:

“RBC, based on its professional judgment as a financial advisor, did not adjust the result of any calculations for the value of any net operating loss(es) of the Company or any of the selected companies.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting after the fifth paragraph set forth under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Financial Analyses—Analysis of Comparable Companies” on page 26 of the Statement the following paragraph and table:

The following table sets forth the resulting calculations of each metric for each of the selected companies:

	TEV / EBITDA		Equity / Cash Flow
Company	2012E	2013E	2012E	2013E
U.S. & Canadian Land Drillers
Helmerich & Payne Inc.	4.1x	4.1x	5.7x	5.5x
Patterson-UTI Energy Inc.	3.2x	3.5x	3.3x	3.5x
Pioneer Energy Services Corp.	3.7x	3.6x	2.6x	2.6x
Precision Drilling Corp.	4.5x	4.2x	4.3x	4.1x
Trinidad Drilling Ltd.	4.8x	4.8x	4.2x	4.0x

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the sentence before the table set forth under the heading “The Solicitation or Recommendation—Opinion of the Company’s

Financial Advisor—Financial Analyses—Analysis of Comparable Companies” on page 27 of the Statement and replacing it in its entirety with the following sentence:

“Based on these calculations, the following are the results of these analyses:”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding to the end of the third paragraph set forth under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Financial Analyses—Analysis of Selected Transactions” on page 28 of the Statement the following sentence:

“RBC, based on its professional judgment as a financial advisor, did not adjust the result of any calculations for the value of any net operating loss(es) of the Company or any of the parties to the selected transactions.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting after the third paragraph set forth under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Financial Analyses—Analysis of Selected Transactions” on page 28 of the Statement the following paragraph and table:

The following table sets forth the resulting calculations for each of the selected transactions:

Announced Date	Buyer	Seller	Total Transaction Value / EBITDA
04/15/11	Chesapeake Energy Corporation	Bronco Drilling	9.1x
07/20/11	Ensign	Land Drilling Division of Rowan	7.0x
04/07/11	Western Energy Services	Stoneham Drilling Trust	8.0x
05/05/08	First Reserve/Schlumberger	Saxon Energy Services	10.0x
06/13/07	Trinidad Energy Services Income Trust	P.C. Axxis LLC; DPR International LLC	4.7x
03/15/07	Basic Energy Services Inc.	Sledge Drilling Holding Corp.	2.4x
08/28/06	Blast Energy Services Inc.	Eagle Domestic Drilling Operations LLC	2.8x
11/30/05	Trinidad Energy Services Income Trust	Cheyenne Drilling LP	5.2x
10/21/04	Trinidad Energy Services Income Trust	Jade Drilling Inc.	4.7x
10/29/01	Nabors Industries Incorporated	Command Drilling Corporation	5.3x

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the sentence before the table set forth under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Financial Analyses—Analysis of Selected Transactions” on page 28 of the Statement and replacing it in its entirety with the following sentence:

“Based on these calculations, the following are the results of these analyses:”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting after the first sentence of the first paragraph set forth under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Financial Analyses—Analysis of Illustrative Discounted Cash Flow” on page 28 of the Statement the following sentences:

“For purposes of the determination of the unlevered free cash flows of the Company, stock-based compensation of the Company was treated as a cash expense. In addition, for purposes of the determination of the unlevered free cash flows of the Company, RBC accounted for the value of the Company’s net operating losses.”

ITEM 8.             ADDITIONAL INFORMATION.

Item 8, “Additional Information,” is hereby amended by deleting the last sentence in the second footnote under the table set forth under “Additional Information—Projected Financial Information” on page 36 of the Statement.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting after the section set forth under “Additional Information—Projected Financial Information” on page 36 of the Statement the following paragraphs and table:

“The Company does not, as a matter of practice, calculate its unlevered free cash flow and no calculation of unlevered free cash flow was included in either the July Projections or the September Projections.  Unlevered free cash flows are typically calculated by tax-effecting the earnings before interest and tax expense (adjusted for any available net operating losses), adding back depreciation and amortization, subtracting capital expenditures and then accounting for the cash impact of changes in net operating assets.  Based on the information set forth in the

September Projections, following is a calculation of unlevered free cash flow based on the Company’s estimated future financial performance in the September Projections and using the method of calculations set forth above:

	For Fiscal Year Ending December 31,
	2012	E	2013	E	2014	E	2015	E	2016	E
EBIT	$(2.4)		$2.7		$10.6		$11.1		$13.4
Less: NOLs Utilized	–		(2.7)		(10.6)		(11.1)		(2.0)
Taxable Income	–		–		–		–		$11.4
Taxes @ 38.5% tax rate	–		–		–		–		(4.4)
NOPAT	$(2.4)		$2.7		$10.6		$11.1		$9.0

Plus / (Minus):
D&A	50.8		57.4		60.1		65.1		68.5
Capex	(72.1)		(15.0)		(50.0)		(51.5)		(54.0)
Change in net operating assets	(2.2)		(8.5)		(0.1)		(2.5)		(1.9)
Unlevered Free Cash Flow	$(25.8)		$36.6		$20.6		$22.2		$21.6

For purposes of its analysis in connection with the delivery of its opinion, RBC calculated unlevered free cash flow of the Company based on the September Projections provided by Company management in the manner set forth above.”

Item 8, “Additional Information,” is hereby amended and supplemented by deleting the paragraphs under “Additional Information—Litigation” on page 37 of the Statement and replacing them in their entirety with the following paragraphs:

“On October 3, 2012, Van Hall, a purported stockholder of the Company, filed a putative class action petition in the District Court of Tarrant County, Texas (the “Court”) against the individual members of the Board, the Company, Parent, and Purchaser challenging the proposed transaction (the “Hall Action”).  The Hall Action is captioned Hall v. Union Drilling, Inc., Cause No. 342-262036-12 in the 342nd Judicial District Court of Tarrant County, Texas.  On October 9, 2012, plaintiff Hall filed a first amended class action petition, which generally alleges, among other things, that the individual members of the Board breached their fiduciary duties owed to the public shareholders of the Company by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of the Company to its public shareholders, and that the Company, Parent, and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the amended petition alleges that the proposed transaction undervalues the Company, that the process leading up to the Merger Agreement was flawed, and that certain provisions of the Merger Agreement improperly favor Purchaser and impede a potential alternative transaction. The amended petition also alleges that the Schedule 14D-9 filed by the Company on October 5, 2012 omits certain material information.  The amended petition generally seeks, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the proposed transaction and other forms of equitable relief.  On October 11, 2012, the District Court of Tarrant County entered a Stipulated Scheduling Order, as agreed by the parties, providing for expedited discovery and briefing on plaintiff Hall's anticipated motion to preliminarily enjoin the proposed transaction, and scheduling a hearing on that motion for October 29, 2012.

On October 12, 2012, Mukesh and Shilpa Patel, purported stockholders of the Company, filed a putative class action petition in the Court against the individual members of the Board, the Company, Parent, and Purchaser challenging the proposed transaction (the “Patel Action”). The Patel Action is captioned Patel v. Union Drilling, Inc., Cause No. 067-262208-12 in the 67th Judicial District Court of Tarrant County, Texas.  The petition filed in the Patel Action is substantively identical to the amended petition filed in the Hall Action.  Pursuant to an order entered by the Court on October 17, 2012, the Hall Action and the Patel Action were consolidated under the caption In re Union Drilling, Inc. Shareholder Litigation, Cause No. 342-262036-12 (the “Consolidated Action”).

Between October 11 and 17, 2012, the parties to the Consolidated Action engaged in expedited document and deposition discovery.  Following that discovery, on October 18, 2012, the parties reached an agreement in principle providing for the settlement of the Consolidated Action on the terms and conditions set forth in a memorandum of understanding, dated October 18, 2012 (the “MOU”).  Pursuant to the MOU, the defendants agreed to make certain supplemental disclosures.  The MOU further provides that, among other things, (a) the parties will replace the MOU with a definitive stipulation of settlement (the “Stipulation”) and will submit the Stipulation to the court for review and approval; (b) the plaintiffs will not pursue their efforts to preliminarily enjoin the proposed transaction; (c) the Stipulation will provide for dismissal of the Consolidated Action on the merits; (d) the Stipulation will include a customary release of defendants of claims relating to the Offer and the Proposed Merger; and (e) the proposed settlement is conditioned on, among other things, consummation of the Merger, completion of certain confirmatory discovery, class certification, and final approval by the Court following notice to the Company's shareholders.

The defendants have denied and continue to deny any wrongdoing or liability with respect to all claims, events and transactions complained of in the aforementioned actions or that they have engaged in any wrongdoing. The defendants have entered into the MOU to eliminate the uncertainty, burden, risk, expense and distraction of further litigation.  The defendants believe that the Consolidated Action is meritless and, if the proposed settlement is not approved, intend to defend it vigorously. The summary and description are qualified in their entirety by reference to the first amended class action petition filed in the Hall Action and the class action petition filed in the Patel Action, which have been filed as Exhibits (a)(12) and (a)(13) to this Statement, respectively, and are incorporated herein by reference.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNION DRILLING, INC.
By:	/s/ David S. Goldberg
	Name:	David S. Goldberg
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: October 19, 2012